				Exhibit 12.1
Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges
Dollars in millions

	2016 (i)	2015 (iii)	2014 (iii)	2013	2012 (iv)
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates (ii)	$648.1	$654.3	$692.0	$532.8	$597.1
Interest expense	97.7	81.9	72.8	80.6	100.4
Portion of rents representative of an appropriate interest factor	20.3	21.3	25.4	35.5	36.2
Distributed income of equity investments	13.0	16.5	25.5	12.5	19.8
Pretax income as adjusted	$779.1	$774.0	$815.7	$661.4	$753.5

Fixed Charges:
Interest expense	$97.7	$81.9	$72.8	$80.6	$100.4
Capitalized interest	0.5	0.7	0.9	1.1	0.9
Portion of rents representative of an appropriate interest factor	20.3	21.3	25.4	35.5	36.2
Fixed charges before preference dividends	118.5	103.9	99.1	117.2	137.5
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	0.3	0.3	0.3	0.3	0.3
Total fixed charges	$118.8	$104.2	$99.4	$117.5	$137.8

Ratio of earnings to fixed charges and preference dividends	6.6	7.4	8.2	5.6	5.5

Ratio of earnings to fixed charges	6.6	7.4	8.2	5.6	5.5
Note: Excludes amortization of capitalized interest due to immateriality.
(i) During 2016, the Company recognized a $62.8 million credit available under changes in Mexican law for the excise tax included in the price of fuel that is purchased and consumed in locomotives and certain work equipment in Mexico.
(ii) During 2015, 2014, 2013 and 2012, the Company recognized pre-tax debt retirement and exchange costs of $7.6 million, $6.6 million, $119.2 million and $20.1 million, respectively, related to debt restructuring activities that occurred during the periods.
(iii) During 2015 and 2014, the Company recognized pre-tax lease termination costs of $9.6 million and $38.3 million, respectively, due to the early termination of certain operating leases and the related purchase of equipment.
(iv) During 2012, the Company recognized a pre-tax gain of $43.0 million within operating expenses for the elimination of deferred statutory profit sharing liability, net as a result of the organizational restructuring during the period.